EXPENSE LIMITATION AGREEMENT

Forum Funds
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

June 15, 2017

D.F. Dent and Company, Inc.
400 E. Pratt Street, 7th Floor
Baltimore, MD 21202

Dear Mr. Dent:

Pursuant to this Expense Limitation Agreement (the “Agreement”), D.F. Dent and Company, Inc. (the “Adviser”) agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that the total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, and extraordinary expenses) for the DF Dent Premier Growth Fund, DF Dent Midcap Growth Fund, and DF Dent Small Cap Growth Fund (each a “Fund” and together, the “Funds”) do not exceed the levels listed below (the “Expense Limitation”) through October 31, 2019 (the “Limitation Period”).

DF Dent Premier Growth Fund
First $150 million	1.10%
Assets greater than $150 million	0.90%
DF Dent Midcap Growth Fund
Investor Shares	0.98%
Institutional Shares	0.85%
DF Dent Small Cap Growth Fund
Investor Shares	1.05%
Institutional Shares	0.95%

This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Funds.

Each Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund’s total operating expenses (excluding all taxes, interest, portfolio transaction expenses, and extraordinary expenses) to exceed the annual rate of average daily net assets for the Fund, and (ii) the repayments are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the relevant Fund for performance of this Agreement by the Fund and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the

Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of Maryland and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

With respect to each Fund, this Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds (the “Board”) and will automatically terminate concurrently with the termination of the advisory agreement between the Adviser and the Trust with respect to such Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to such Fund.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS,

By:	/s/ Jessica Chase
Jessica Chase
Title:	President

The foregoing Agreement is hereby accepted as of June 15, 2017.

D.F. DENT AND COMPANY, INC.

By:	/s/ Daniel F. Dent
Name:	Daniel F. Dent
Title:	President

Signature page to the Expense Limitation Agreement